SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Amendment No. 7*

Trustmark Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

898402-10-2
(CUSIP Number)

Matthew L. Holleman, III, Trustee
Robert M. Hearin Support Foundation
P.O. Box 16505
Jackson, MS  39236-6505
Telephone: (601) 366-8363
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

February 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

_____________
*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898401-10-2	Schedule 13D/A	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Robert M. Hearin Support Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,519,482
	8.	SHARED VOTING POWER 1,661,964
	9.	SOLE DISPOSITIVE POWER 3,519,482
	10.	SHARED DISPOSITIVE POWER 1,661,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,181,446
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 3 of 11

1.	NAMES OF REPORTING PERSONS The Robert M. Hearin Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 383,928
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 383,928
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,928
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Capitol Street Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 1,388,964
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 1,388,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Galaxie Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 1,388,964
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 1,388,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 6 of 11

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as heretofore amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Shares”), of Trustmark Corporation, a Mississippi corporation (the “Issuer”), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, Capitol Street Corporation and Galaxie Corporation (each a “Reporting Person” and, collectively, the “Reporting Persons”).  This Amendment is being filed to update Item 5 of the Schedule 13D relating to (i) the distribution of 2,990,300 Shares by Capitol Street Corporation to its sole shareholder, Galaxie Corporation, (ii) the pro rata distribution by Galaxie Corporation of such Shares to its shareholders, (iii) the distribution of 1,000,000 Shares received in such distribution by Bay Street Corporation to its sole shareholder, H-H Corp., and (iv) the pro rata distribution of such Shares by H-H Corp. to its shareholders, including Robert M. Hearin Support Foundation.

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

Item 2 is hereby amended and supplemented to add the following information:

With respect to the beneficial owners of more than 5% or more of the common stock of Galaxie Corporation:

The 11.55% of Galaxie Corporation’s common stock previously held by Norma W. Hess Trust u/a 4/3/02 has been re-registered in the name of Norma W. Hess December 2006 Annuity Trust.  Norma W. Hess December 2006 Annuity Trust and Robert M. Hearin Support Foundation own an aggregate of 95% of the common stock of H-H Corp., which owns 100% of the common stock of Bay Street Corporation.  Bay Street Corporation owns 33.44% of the common stock of Galaxie Corporation.

The 15.83% of Galaxie Corporation’s common stock previously held by Else Partners, Limited Partnership has been re-registered in the name of Harmon & Co.  Harmon & Co. is the nominee name of the trust department at Trustmark National Bank.   The address of Harmon & Co. is c/o Trustmark National Bank, 248 East Capitol Street, Jackson, MS  39201.

To the knowledge of the Reporting Persons, none of the persons listed above in answer to this item have been convicted in a criminal proceeding in the past five years. To the knowledge of the Reporting Persons, none have been a party to a civil proceeding resulting in judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

No change.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 7 of 11

Item 5.  Interest in Securities of the Issuer.

The following supplements the disclosure previously included in Item 5(a)-(b) to the Schedule 13D:

The beneficial ownership information of the Reporting Persons is hereby incorporated by reference from pages 2-5 of this Amendment.  Set forth below are the holdings of persons required to be listed in Item 2 that have changed from what was previously reported in the Schedule 13D.

	Number of Issuer’s Shares Beneficially Owned		Percentage of Issuer’s Shares Beneficially Owned
Person Named in Item 2	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Matthew L. Holleman, III	66,606(1)		0.1%
Daisy S. Blackwell	36,885		0.1%
Robert M. Hearin, Jr.	269,456(2)		0.5%
Laurie Hearin McRee	499,544 (3)		0.9%
Norma W. Hess December 2006 Annuity Trust	795,520(4)		1.4%
Harmon & Co. c/o Trustmark National Bank	793,340(5)		1.4%
Roger Oresman	8,400 (6)		0.0%
____________

(1)	Shares beneficially owned by Matthew L. Holleman, III include 6,057 Shares owned by his spouse and one of his children.
(2)
Shares beneficially owned by Robert M. Hearin, Jr. include 51,216 Shares jointly owned with his spouse, 12,000 Shares by his children and 500 Shares owned by his spouse. Also includes 189,640 Shares received in the distribution by Galaxie Corporation.

(3)	Includes 189,640 Shares received in the distribution from Galaxie Corporation.
(4)	Includes 345,520 Shares received in the distribution from Galaxie Corporation and 450,000 Shares received in the distribution from H-H Corp.
(5)
Includes 793,340 Shares received in the distribution from Galaxie Corporation. Harmon & Co. is the nominee name of the trust department of Trustmark National Bank, which holds Shares in trust or other accounts for the benefit of various persons.  Harmon & Co. may be the nominee owner of additional Shares.

(6)	Includes 5,400 Shares owned by his spouse.

The following supplements the disclosure previously included in Item 5(c) to the Schedule 13D:

On February 9, 2009, Capitol Street Corporation declared and paid a distribution of  2,990,300 Shares to it sole shareholder, Galaxie Corporation.

On February 9, 2009, Galaxie Corporation declared and paid a pro rata distribution of 2,990,300 Shares to its shareholders, of which the following Reporting Persons received the following Share distributions:

Robert M. Hearin Support Foundation	62,620
Capitol Street Corporation	98,020

CUSIP No. 898401-10-2	Schedule 13D/A	Page 8 of 11

In addition, Bay Street Corporation, in which Robert M. Hearin Support Foundation owns an indirect 50% interest, received 1,000,000 Shares in the distribution from Galaxie Corporation.  On February 9, 2009, Bay Street Corporation declared and paid a distribution of these 1,000,000 Shares to its sole shareholder, H-H Corp.  On February 9, 2009, H-H Corp. declared and paid a pro rata distribution of these 1,000,000 Shares to its shareholders.  As a 50% shareholder of H-H Corp., Robert M. Hearin Support Foundation received 500,000 Shares from H-H Corp. in this distribution.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.   Material to be Filed as Exhibits.

No change.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2009

ROBERT M. HEARIN SUPPORT FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Daisy S. Blackwell
Daisy S. Blackwell, Trustee

E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 10 of 11

THE ROBERT M. HEARIN FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Daisy S. Blackwell
Daisy S. Blackwell, Trustee

E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 11 of 11

CAPITOL STREET CORPORATION

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, President

GALAXIE CORPORATION

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III,
Chief Executive Officer and President